UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

For the third consecutive year, Telefônica Brasil SA ("Company") was included in the Corporate Sustainability Index (ISE) of BM&FBovespa. The Company integrates again the ranking that is formed by 51 shares of 40 companies included in 19 sectors of the economy. The portfolio of companies that comprise the ISE is in its tenth edition and will be valid throughout 2015.

A pioneer in Latin America, the index is a comparative analysis tool for the performance of the companies listed on Bovespa under the aspect of corporate sustainability. It is structured in partnership with the Getúlio Vargas Foundation. The achievement of the Company therefore reflects its commitment to sustainability, as well as the conduct that the company adopts in relationship with stakeholders.

Each year, a review of the ranking is performed, where are assessed the economic and financial, social and environmental dimensions of the companies, together with criteria and corporate governance indicators.

Telefônica Brasil is distinguished not only by the actions aimed at minimizing the impact of their activities, but also for investments in technological solutions that ensure quality of life for society, through education, security, mobility, health and well-being.

 São Paulo, November 26, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 26, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director